                                                                 Exhibit 12

                       ENRON CORP. AND SUBSIDIARIES
                    COMPUTATION OF RATIO OF EARNINGS TO
                               FIXED CHARGES
                           (Dollars in Millions)
                                (Unaudited)



                                       Three Months
                                          Ended             Year Ended December 31,
                                         3/31/00    1999     1998    1997    1996     1995

Earnings available for fixed charges
 Net income                                $338    $1,024   $  703   $105   $  584   $  520
 Less:
   Undistributed earnings and
    losses of less than 50%
    owned affiliates                        (17)      (12)     (44)   (89)     (39)     (14)
   Capitalized interest of
    nonregulated companies                  (15)      (61)     (66)   (16)     (10)      (8)
 Add:
   Fixed charges(a)                         258       948      809    674      454      436
   Minority interest                         35       135       77     80       75       27
   Income tax expense                        88       137      204    (65)     297      310
     Total                                 $687    $2,171   $1,683   $689   $1,361   $1,271

Fixed Charges
 Interest expense(a)                       $247    $  900   $  760   $624   $  404   $  386
 Rental expense representative
  of interest factor                         11        48       49     50       50       50
     Total                                 $258      $948   $  809   $674   $  454   $  436

Ratio of earnings to fixed charges         2.66      2.29     2.08   1.02     3.00     2.92

(a)  Amounts exclude costs incurred on sales of accounts receivables.